SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934*

 CRUCELL N.V.
(Name of Issuer)

Ordinary Shares, Par Value €0.24 Per Share
(Title of Class of Securities)

N23473 10 6
(CUSIP Number)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

October 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N23473 10 6

(1)	NAMES OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 14,626,984
	(8)	SHARED VOTING POWER 576,789
	(9)	SOLE DISPOSITIVE POWER 14,626,984
	(10)	SHARED DISPOSITIVE POWER None.
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,203,773
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
(14)	TYPE OF REPORTING PERSON CO

*Based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of October 6, 2010.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the filing person’s statement on Schedule 13D, filed with the Securities and Exchange Commission on September 17, 2010 (the “Initial Schedule 13D”), and relates to the common stock, par value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a Netherlands corporation (“Crucell”).  The principal executive offices of Crucell are located at Archimedesweg 4, 2333 CN Leiden, the Netherlands.  Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).

ITEM 2.  IDENTITY AND BACKGROUND

(a) The name of the person filing this Amendment No. 1 is Johnson & Johnson, a New Jersey corporation (“J&J”).

(b) The address of the principal office and principal business of J&J is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

(c) J&J is a holding company of over 250 operating companies engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field in virtually all countries of the world.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of J&J’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling J&J.

(d) During the last five years, neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Information regarding the previous acquisition of Crucell’s Ordinary Shares by J&J was previously disclosed in Item 3 of the Initial Schedule 13D, incorporated herein by reference in its entirety.  J&J will use its own currently available cash resources to fund the purchase of the Ordinary Shares in the Offer (described below) and the financing of the Offer is not subject to third party conditions or contingencies.  See Item 4 (a)-(b) below for information regarding the shares covered by irrevocable undertakings that are disclosed in this Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION

This Amendment No. 1 supplements and amends the information previously disclosed in Item 4 of the Initial Schedule 13D by adding the following:

(a)-(b)  On October 6, 2010, Cilag Holding AG, a company organized under the laws of Switzerland with its registered office at Landis + Gyr-Strasse 1, CH-6300 Zug, Switzerland, and an indirectly wholly-owned subsidiary of J&J  (the “Offeror”), and Crucell entered into a merger agreement (the “Merger Agreement”).  Pursuant to the Merger Agreement, the Offeror (itself or through an affiliate designated by the Offeror) will initiate a recommended public offer under Dutch law (the “Offer”) to purchase all of the issued and outstanding Ordinary Shares of Crucell, including all outstanding American depositary shares, each representing one Ordinary Share (“ADSs” and, together with the Ordinary Shares, the “Shares”), of Crucell, at a price of €24.75 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”).  The Offeror will pay for each ADS the U.S. Dollar equivalent of €24.75, calculated by using the spot market exchange rate on the date on which funds are received by the paying agent to pay for ADSs upon completion of the Offer.

In connection with the Offer, the Offeror is soliciting from Crucell’s shareholders irrevocable proxies (the “Proxies”) granting the Offeror (or its designee) the right to vote such shareholders’ Shares to resolve to approve, at an extraordinary general meeting of Crucell shareholders to be held following the closing of the Offer, a resolution with respect to the proposed sale of Crucell’s entire business to a J&J affiliate following the consummation of the Offer (the “Post Offer EGM Resolution”), to provide J&J with full ownership of Crucell’s Shares and/or its business.

The Merger Agreement contains representations, warranties and undertakings on the part of each of the parties to the Merger Agreement that are customary for transactions of this type.  These representations and warranties were made solely for purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (ii) may be qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement; and (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws.

The Merger Agreement also contains customary pre-Offer conditions for transactions of this type including, among other things, that (i) no “material adverse effect” has occurred; (ii) neither party has breached its obligations under the Merger Agreement in any material respect; (iii) the consultation procedures with Crucell’s works council have been finalized; (iv) the Dutch Authority for the Financial Markets (the “AFM”) has approved the offer documentation for the Offer; (v) no order, stay, judgment, decree or injunction restricting, prohibiting or materially delaying the Offer and related matters has been enacted or enforced; and (vi) the Offeror has written confirmation from Dutch tax authorities with respect to certain tax matters.  In addition, the Merger Agreement contains customary Offer conditions, including, among other things, (i) that either (A) the number of Shares that have been tendered for acceptance under the Offer and not withdrawn, taken together with the Shares which are held by J&J and its affiliates at the time, represents at least 95% of the issued share capital of Crucell on a fully diluted basis, or (B) the number of Shares that have been tendered for acceptance under the Offer and not withdrawn, taken together with the Shares which are held by J&J and its affiliates at the time, represents at least 80% of the issued share capital of Crucell on a fully diluted basis if (1) a favorable ruling from the Internal Revenue Service is obtained by J&J with respect to certain tax matters and (2) the number of Shares for which Proxies have been validly delivered, taken together with the Shares which are held by J&J and its affiliates at the time, represents at least 80% of the issued share capital of Crucell; (ii) no “material adverse effect” has occurred; (iii) the receipt of all approvals and clearances under any applicable antitrust and anti-competition laws; (iv) the adoption by Crucell shareholders of certain governance resolutions at an extraordinary general meeting of Crucell shareholders to be held during the pendency of the Offer; (v) the accuracy of the representations and warranties of Crucell contained in the Merger Agreement at the time of signing of the Merger Agreement and at the date the Offer is declared unconditional (with the accuracy of such representations and warranties at the unconditional date subject to an overall “material adverse effect” standard); and (vi) the absence of any order, stay, judgment, decree or injunction restricting, prohibiting or materially delaying the Offer and related matters, or any pending suit, action or proceeding seeking to restrain or prohibit the consummation of the Offer and related matters.

Under the terms of the Merger Agreement, Crucell has agreed that it will not directly or indirectly solicit, initiate, encourage, or knowingly take any other action to facilitate the making of any offer or proposal that could reasonably be expected to lead to (i) the acquisition of 10% or more of the issued and outstanding Shares or 10% or more of any class of equity securities of Crucell, (ii) a legal merger, demerger, recapitalization, business combination or other transaction involving Crucell that would result in the acquisition of 10% or more of the total voting power of Crucell or (iii) the acquisition of assets or businesses representing in value 10% or more of Crucell’s total assets or assets or business that constitute 10% or more of Crucell’s total revenues or net income by a third party.  Further, Crucell has agreed that it will not enter into or continue any discussions or negotiations with any third party with respect to any of the events described in clauses (i) through (iii) (each of which is an “Alternative Transaction”, and a proposal for an Alternative Transaction, an “Alternative Proposal”).  However, in the event Crucell receives an Alternative Proposal that the Management and Supervisory Boards of Crucell, taking into account their fiduciary duties and having consulted their financial and legal advisors, is reasonably likely to lead to a Superior Offer (as defined below), Crucell is entitled to explore the potential Superior Offer, and engage in discussions or negotiations with, and provide information to, the party making the potential Superior Offer.  If a potential Superior Offer is determined by the Management and Supervisory Boards of Crucell to constitute a Superior Offer, Crucell must notify the Offeror and the Offeror will have five business days to make a matching offer.  If the Offeror has matched the offer within such period, Crucell may not accept the Superior Offer.  If the Offeror has not matched the offer within such period (or earlier notifies Crucell that it does not intend to match the offer) then (i) Crucell may accept the Superior Offer and simultaneously with such acceptance Crucell must terminate the Merger Agreement, pay a termination fee and (ii) the Offeror may terminate the Merger Agreement and receive a termination fee, in each case of €20,232,000 to the Offeror.

Under the terms of the Merger Agreement, a “Superior Offer” is a bona fide written offer or proposal relating to an Alternative Transaction, which is not solicited, encouraged, initiated or knowingly facilitated by Crucell or any “relevant persons”, for a (i) a full public offer (as defined under Dutch law) for the Shares, (ii) a legal merger, demerger, recapitalization, business combination or other transaction directly or indirectly involving Crucell resulting in the acquisition by a person or group of persons acting in concert (or their respective shareholders), directly or indirectly, of all or substantially all of the outstanding Shares, or (iii) an acquisition by a person or group of persons acting in concert of all or substantially all the assets of Crucell, in any such case made by a party who, in the reasonable opinion of the Management and Supervisory Boards of Crucell, is a bona fide third party and which proposal in the reasonable opinion of the Management and Supervisory Boards, taking into account their fiduciary duties and having consulted their financial and legal advisors, is more beneficial to Crucell’s shareholders and other stakeholders than the Offer taking into account the overall terms and conditions set out in this Merger Agreement (including any proposed binding changes to the terms of this Merger Agreement proposed by the Offeror in response to such Alternative Proposal or otherwise) and, with respect to such Alternative Proposal, taking into account the overall terms and conditions of such Alternative Proposal and taking into account the certainty and timing thereof, including the pre-Offer conditions and Offer conditions, any financing condition or contingency and compliance with applicable antitrust laws and regulatory requests, provided that (i) the consideration payable to Crucell’s shareholders in connection with such Superior Offer shall exceed the valuation of Crucell based on the per Share offer price of the existing offer by at least 9%, (ii) the Superior Offer is binding on the third party and (iii) the consideration payable in a subsequent offer may not consist of any debt securities, or any securities which are not publicly traded on a regulated market.

The Management and Supervisory Boards of Crucell have resolved to unanimously recommend to the shareholders of Crucell to (i) accept the Offer; (ii) tender their Shares pursuant to the Offer; (iii) deliver to the Offeror Proxies in respect of such Shares in accordance with the terms and conditions of the Offer so that the Offeror may vote the shareholders’ Shares with respect to the Post Offer EGM Resolution; and (iv) adopt the governance resolutions that will be proposed at the Offer EGM (the “Recommendation”).  Under the terms of the Merger Agreement, the Management and Supervisory Boards may not withdraw, amend or qualify the Recommendation and shall not make any contradictory statements as to their position with respect to the Offer unless they have determined that they have received a Superior Offer and terminated the Merger Agreement in accordance with its terms, as described above.

The Merger Agreement may be terminated (i) by either Crucell or the Offeror if any pre-Offer conditions are not satisfied or waived by the relevant party in accordance with the Merger Agreement before the date of expiry of the maximum allowable period of time under Dutch law to launch the Offer after the parties announce the execution of the Merger Agreement; (ii) by either Crucell or the Offeror if any of the Offer conditions have not been satisfied or waived by the relevant party in accordance with the Merger Agreement before the earlier of July 6, 2011 or the business day following the expiry of the maximum allowable period of time for the Offer to remain open following its commencement under Dutch law; (iii) by either Crucell or the Offeror in the event of certain material breaches of the Merger Agreement by the other party; (iv) by either Crucell or the Offeror under specified circumstances in the event of a Superior Offer as described above; and (v) by the Offeror if the Management and Supervisory Boards of Crucell have withdrawn, amended or qualified the Recommendation or have failed to reaffirm their Recommendation within ten business days following receipt of a written request by the Offeror to provide such reaffirmation following an Alternative Proposal.  Crucell has agreed to pay a cash termination fee to the Offeror of €20,232,000 as compensation for opportunity costs and other costs incurred by the Offeror in connection with the Offer if the Merger Agreement is terminated as described in clause (iv) or (v) above or if prior to the Closing Date, a public announcement has been made indicating that a third party has made, is preparing or increases an Alternative Proposal (or an Alternative Proposal is made directly to Crucell’s shareholders), thereafter the Merger Agreement is terminated by Crucell or the Offeror as described in clause (ii) above and within 12 months of such termination, Crucell enters into a definitive agreement to consummate, or consummates, the transactions contemplated by any Alternative Proposal.

Following completion of the Offer, if J&J acquires 95% of Crucell’s outstanding Shares (including the Shares already held by J&J and its affiliates), J&J will initiate squeeze-out proceedings to obtain 100% of Crucell’s outstanding Shares.  If J&J acquires less than 95% but at least 80% of Crucell’s outstanding Shares, J&J may utilize all available legal measures in order to acquire full ownership of Crucell’s outstanding Shares and/or business, including, after having obtained a favorable Internal Revenue Service ruling with respect to certain tax matters and exercising the Proxies obtained to approve the Post Offer EGM Resolution, a proposed sale of Crucell’s entire business by Crucell to a J&J affiliate followed by other appropriate steps.  If the Offer is declared unconditional, Crucell intends to promptly terminate its listings on NYSE Euronext Amsterdam, SIX Swiss Exchange Ltd. and Nasdaq Global Market Select.  This description of the Merger Agreement and the Offer is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Simultaneously with entering into the Merger Agreement, the Offeror and all members of the Management and Supervisory Boards of Crucell (collectively, the “Management and Supervisory Board Members”) entered into irrevocable undertakings (the “Irrevocable Undertakings”), pursuant to which each of the Management and Supervisory Board Members has agreed, among other things, (i) to tender all of the Shares held by such person to the Offeror (or its designated affiliate) in accordance with the terms and conditions of the Offer; (ii) to deliver to the Offeror Proxies in respect of such Shares in accordance with the terms and conditions of the Offer; (iii) to vote such Shares in favor of any resolutions proposed by the Management and Supervisory Boards to any general meeting of shareholders of Crucell, the adoption of which constitutes an Offer condition, or any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such general meeting of shareholders; and (iv) to certain restrictions on the transfer of the Shares and on its ability to enter into any other arrangements inconsistent with the Irrevocable Undertakings.

Each Irrevocable Undertaking is terminable upon the earlier to occur of (i) withdrawal of the recommendation of the Offer by the Management and Supervisory Boards of Crucell and the concurrent termination of the Merger Agreement therewith, or (ii) the termination of the Merger Agreement pursuant to and in accordance with its terms.  This description of the Irrevocable Undertakings is qualified in its entirety by reference to such agreements, a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference.  Neither the filing of this Amendment No. 1 on Schedule 13D nor any of its contents shall be deemed to constitute an admission by J&J that it is the beneficial owner of any of the Shares of Crucell referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) See Item 4(a)-(b) above.

(d) Following completion of the Offer, the Supervisory Board of Crucell will consist of nine individuals designated by J&J and two individuals who currently serve on the Supervisory Board of Crucell who will act as independent members of the Supervisory Board (the “Continuing Crucell Directors”).  The Continuing Crucell Directors will serve as members of the Supervisory Board until such time as post settlement restructurings of Crucell following the Offer have been finalized and, as a result of such post settlement restructurings, no minority shareholder holds an equity interest in Crucell.  At the completion of the Offer, the composition of the Management Board of Crucell will remain the same.

(e) Other than as a result of the Offer described in Item 3 above, not applicable.

(f) Other than as a result of the Offer described in Item 3 above, not applicable.

(g) Following completion of the Offer, the articles of association of Crucell will be amended to reflect changes to the corporate governance structure of Crucell in accordance with the terms set forth on Schedule D to the Merger Agreement.

(h) - (i) If the Offer is declared unconditional, it is intended that Crucell’s Shares will be delisted from NYSE Euronext Amsterdam and SIX Swiss Exchange Ltd., Crucell’s ADSs will be delisted from Nasdaq Global Market Select, and Crucell’s reporting obligations with the SEC will be suspended.

(j) Upon completion of the Offer, J&J may utilize all available legal measures in order to acquire full ownership of all of Crucell’s outstanding Shares and/or business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

This Amendment No. 1 supplements and amends the information previously disclosed in Item 5 of the Initial Schedule 13D by adding the following:

(a)-(b) As previously disclosed in Item 5 of the Initial 13D, J&J beneficially owns, and has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of, 14,626,984 Ordinary Shares of Crucell, representing approximately 17.89% of the entire issued share capital of Crucell.  As a result of the Irrevocable Undertakings, J&J may also be deemed to be the beneficial owner of 576,789 Ordinary Shares, which constitute approximately 0.71% of the issued and outstanding shares of Ordinary Shares, and may be deemed to share the power to vote or direct the vote of such Ordinary Shares.  These share percentages are based on 81,742,135 outstanding Ordinary Shares, which is the total number of Ordinary Shares issued and outstanding as of the close of business on October 6, 2010, as represented by Crucell in the Merger Agreement.

(c) Other than as disclosed above in Item 4(a)-(b) above, neither J&J nor, to the knowledge of J&J, any person named in Schedule A hereto, has effected any transaction in Crucell’s Ordinary Shares during the past 60 days.

(d) See Item 4(a)-(b) above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of J&J, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Crucell, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits to this Amendment No. 1:

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated October 6, 2010, between Johnson & Johnson and Crucell N.V.

2	Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V.

3	Press Release dated October 6, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON

	By:	/s/ Doug Chia
		Name:	Doug Chia
Dated: October 6, 2010		Title:	Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated October 6, 2010, between Johnson & Johnson and Crucell N.V.

2	Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V.

3	Press Release dated October 6, 2010

SCHEDULE A

The following is a list of the directors and executive officers of J&J, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  All directors and officers listed below are citizens of the United States, except for Ian E. L. Davis, who is a citizen of the United Kingdom, and the business address for each director and officer is Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Board of Directors of J&J

Name	Position	Present Principal Occupation

Mary Sue Coleman, Ph.D.	Director	President, University of Michigan
James G. Cullen	Director	Retired President and Chief Operating Officer, Bell Atlantic Corporation
Ian E. L. Davis	Director	Former Chairman and Worldwide Managing Director of McKinsey & Company
Michael M. E. Johns, M.D.	Director	Chancellor, Emory University
Susan L. Lindquist, Ph.D.	Director	Member and Former Director, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology
Anne M. Mulcahy	Director	Retired Chairman and Chief Executive Officer, Xerox Corporation
Leo F. Mullin	Director	Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.
William D. Perez	Director	Senior Advisor, Greenhill & Co., Inc.; Retired President and Chief Executive Officer, Wm. Wrigley Jr. Company
Charles Prince	Director	Chairman, Sconset Group, LLC; Senior Counselor, Albright Capital Management LLC; Retired Chairman and Chief Executive Officer, Citigroup Inc.
David Satcher	Director	Director, Center of Excellence on Health Disparities; Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine
William C. Weldon	Director	Chairman, Board of Directors and Chief Executive Officer, Johnson & Johnson; Chairman, Executive Committee, Johnson & Johnson

Executive Officers of J&J

Name	Position

Dominic J. Caruso	Member, Executive Committee; Vice President, Finance; Chief Financial Officer
Russell C. Deyo	Member, Executive Committee; Vice President, Human Resources and General Counsel
Colleen A. Goggins	Member, Executive Committee; Worldwide Chairman, Consumer Group
Alex Gorsky	Member, Executive Committee; Worldwide Chairman, Medical Devices and Diagnostics Group
Sherilyn S. McCoy	Member, Executive Committee; Worldwide Chairman, Pharmaceuticals Group
William C. Weldon	Chairman, Board of Directors; Chairman, Executive Committee; Chief Executive Officer

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